11016337

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section

FEB 28 2011

Washington, DC 110

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-04218

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: Development Corporation for Israel

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

575 Lexington Avenue, 11th Floor
(No. and Street)

New York, (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mr. Neil Lieberman (212) 446-5847
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name - *if individual, state last, first, middle name*)

60 Broad Street (Address) New York (City) New York (State) 10004 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Neil Lieberman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Development Corporation for Israel, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARISA BRAHMS
Notary Public, State of New York
No. 02BR6211965
Qualified in New York County
Commission Expires September 28, 2013

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Statement of Financial Condition and Report of Independent Registered Public Accounting Firm

DEVELOPMENT CORPORATION FOR ISRAEL

December 31, 2010

Audit • Tax • Advisory
Grant Thornton LLP
60 Broad Street, 24th Floor
New York, NY 10004-2306
T 212.422.1000
F 212.422.0144
www.GrantThornton.com

GrantThornton

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Development Corporation for Israel

We have audited the accompanying statement of financial condition of Development Corporation for Israel (the "Company") as of December 31, 2010. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Development Corporation for Israel as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

New York, New York
February 25, 2011

DEVELOPMENT CORPORATION FOR ISRAEL
Statement of Financial Condition
December 31, 2010

ASSETS

Cash and cash equivalents	$ 11,075,317
Investments	94,399
Building, furniture, equipment and leasehold improvements, at cost, less accumulated depreciation and amortization of $6,010,611	4,482,175
Other assets	2,199,292
	$ 17,851,183

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	
Accounts payable and accrued expenses	$ 4,435,281
Other liabilities	775,952
Deferred income taxes payable	381,000
	5,592,233
Commitments (Note 5)	
Subordinated notes payable	2,100,000
Stockholder's equity	10,158,950
	$ 17,851,183

The accompanying notes are an integral part of this statement.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Development Corporation for Israel (the "Company") is a registered broker-dealer that serves as underwriter in the United States of America for the sale of State of Israel Bonds (the "Bonds") on a best-efforts basis. The Company's revenue is contingent on its continuation as underwriter and marketer for the Bonds pursuant to various underwriting agreements, which provide for a selling concession and management fee to be earned on all bonds sold.

The Company is wholly owned by American Society for Resettlement and Rehabilitation in Israel, Inc. (the "Parent"), a corporation organized under the laws of the state of New York. There were no transactions during the reporting period between the Company and its Parent.

Foreign Currency

Transactions denominated in foreign currency are translated into U.S. dollars based on exchange rates in effect at the dates of the transactions.

Building, Furniture, Equipment and Leasehold Improvements

Depreciation and amortization are provided for using the straight-line method of depreciation/amortization for all capitalized assets in amounts sufficient to relate the cost of capitalized assets to operations over their estimated service lives.

Securities Transactions

Transactions in securities owned are recorded on a trade-date basis.

Fair Value of Financial Instruments

The Company adopted the guidance issued by Financial Accounting Standards Board ("FASB") to establish accounting and reporting standards related to fair value measurements. This guidance establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs.

The three levels of the fair value hierarchy are described below:

Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical unrestricted assets or liabilities (examples include active exchange-traded equity securities, listed derivatives and most U.S. government and agency securities). Bank money market accounts which are redeemable on demand are also reported in Level 1.

Level 2 - Quoted prices in markets that are not active or financial instruments for which all significant inputs are observable, either directly or indirectly, and fair value is typically determined through the use of models or other valuation methodologies (examples include restricted stock, corporate or municipal bonds, which trade infrequently and interest rate and currency swaps).

Level 3 - Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable and for which there is little, if any, market activity for the investment. The inputs into the determination of fair value require significant management judgment or estimation (examples include private equity investments, complex derivatives and certain foreign exchange options).

Other Liabilities

Other liabilities primarily include the unamortized balance of a deferred alteration allowance on the New York leased premises paid for by the landlord and deferred rent on the New York leased premises resulting from the provision of free rent, pursuant to the lease agreement, which is being amortized over the remaining life of the lease obligations.

Cash and Cash Equivalents

The Company has cash and cash equivalents with major financial institutions which are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000 per legal entity. Cash and cash equivalents include money market accounts.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. INVESTMENTS AND MONEY MARKET ACCOUNTS

As required by FASB guidance, investments and the money market accounts are classified within the level of the lowest significant input considered in determining fair value. The table below sets forth information about the level within the fair value hierarchy at which the Company's investments and the money market accounts are measured at December 31, 2010:

	Total	Level 1	Level 2	Level 3
Money market accounts	$ 11,075,317	$ 11,075,317	$ -	$ -
Equity securities	94,399	94,171	228	-
	$ 11,169,716	$ 11,169,488	$ 228	$ -

3. SUBORDINATED NOTES PAYABLE

For the year ended December 31, 2010, a note in the amount of $2,100,000 is subordinated to the claims of general creditors under a separate subordinated loan agreement for equity capital with the State of Israel. Pursuant to an amendment effective December 31, 2008, the $2,100,000 remaining on the note matures on December 31, 2011. Interest is calculated at the six-month average negotiable certificate of deposit rate, plus 25 basis points.

Pursuant to an agreement approved by the Financial Industry Regulatory Authority ("FINRA"), the subordinated borrowing is included in the computation of net capital under the Securities and Exchange Commission's Uniform Net Capital Rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

Interest on the subordinated note payable is determined based on a floating market rate and, accordingly, its carrying value approximates fair value.

4. LITIGATION

In the ordinary course of business the Company is subject to litigation. The Company, after consultation with legal counsel, believes that there is no current litigation.

5. COMMITMENTS

The Company leases sales and administrative offices under long-term lease agreements which include scheduled increases in minimum rents. The Company recognizes these scheduled rent increases on a straight-line basis over the initial lease term. The remaining terms of these leases range from one to five years.

Minimum rental payments under non-cancelable leases are approximately:

Year	Amount
2011	$ 1,911,233
2012	1,669,096
2013	1,465,699
2014	1,455,507
2015	760,432
Thereafter	-
	$ 7,261,967

6. BUILDING, FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Building, furniture, equipment and leasehold improvements consist of the following at December 31, 2010:

	Useful Life (in years)	
Building (condominium)	39	$ 3,380,000
Computer equipment and software	3	4,903,959
Furniture and fixtures	3 to 5	589,944
Leasehold improvements	1 to 5	1,618,883
		10,492,786
Less accumulated depreciation and amortization		(6,010,611)
		$ 4,482,175

An allowance for alteration of the New York office leased premises amounting to $1,000,000, paid for by the landlord pursuant to the lease agreement, has been capitalized and included on the statement of financial condition in "Leasehold improvements." Such leasehold improvements are being amortized over the life of the lease. At December 31, 2010, a corresponding deferred liability in the amount of $372,414, net of amortization, is included on the statement of financial condition in "Other liabilities."

7. EMPLOYER RETIREMENT PLANS

401(k) Savings Plan

All eligible employees are entitled to contribute, on a pretax basis, from 1% to 65% of their annual eligible compensation, up to the Internal Revenue Service limit of $16,500 for the year ended December 31, 2010, to the 401(k) Savings Plan (the "Plan"). Participants that are at least 50 years old may elect to contribute, on a pretax basis, an additional percentage of their annual eligible compensation, up to the Internal Revenue Service limit of $5,500 for the year ended December 31, 2010. The Company matches the contributions of those employees who are participating in the Plan dollar for dollar up to 3% of annual eligible compensation of employees that have elected to contribute at least 1% of their annual eligible compensation to the Plan. In addition, the Company has agreed to make a nonelective contribution equal to 4% of annual eligible compensation.

8. NET CAPITAL

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Commission's ("SEC") Uniform Net Capital Rule, the Company is required to maintain minimum net capital. The Company has elected to use the alternative method, permitted by Rule 15c3-1, which requires that the Company maintain

minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions. At December 31, 2010, the Company had net capital of $5,561,430, which exceeded net capital requirements of $250,000 by $5,311,430.

In the normal course of its operations, the Company receives checks from investors payable to the State of Israel to purchase the Bonds. The Company transmits the checks received to the State of Israel's fiscal agent. The Company is subject to the computation for reserve requirements for broker-dealers under Rule 15c3-3. At December 31, 2010, the Company did not have any credits or debits under the reserve requirement computation. The Company established a reserve bank account under Rule 15c3-3 in which a $1,000 balance is maintained.

9. CONCENTRATION OF REVENUES AND CREDIT RISK

Pursuant to various underwriting agreements, the State of Israel pays the Company for its underwriting activities on their behalf.

The Company maintains cash balances with several financial institutions. Certain account balances may not be covered by the FDIC, while other accounts, at times, may exceed federally insured limits. The Company believes that risk from concentration of cash balances with such financial institutions is not significant.

10. INCOME TAXES

Deferred income taxes reflect the impact of temporary differences between the amounts of assets and liabilities recorded for financial reporting purposes and such amounts as measured in accordance with tax laws. The items which comprise deferred income taxes as of December 31, 2010, are as follows:

Deferred tax assets (liabilities)	
Accrued expenses	$ 189,000
Depreciation	116,000
Prepaid expenses	(553,000)
Other	(133,000)
Deferred income taxes payable	$ (381,000)

The following represents the changes in deferred taxes for the year ended December 31, 2010:

Deferred income taxes payable, beginning of year	$ (168,000)
Provision for deferred income taxes	(213,000)
Deferred income taxes payable, end of year	$ (381,000)

The Company adopted the provisions for accounting for uncertain tax positions on January 1, 2009. As required by the uncertain tax position accounting standards, the Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For the year ended December 31, 2010, the Company did not have any material uncertain tax positions for which the statute of limitations remained open.

11. SUBSEQUENT EVENTS

The Company has evaluated the possibility of subsequent events existing in the Company's financial statements through the date the financial statements were available to be issued. The Company has determined that there are no material events that would require disclosure in the financial statements, other than those listed below:

The Company has received board approval and has requested permission from FINRA to prepay the remaining $2.1 million of subordinated notes payable.